EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of September 3, 2013, is made by and among LG Capital Funding, LLC, a New York limited liability company, Joseph Lerman, Boruch Greenberg, and Daniel Louis Gellman pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the filers without the necessity of filing additional joint filing agreements. Each filer acknowledges that such filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other filers, except to the extent that such filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the filers upon written notice to the other filers.

LG CAPITAL FUNDING, LLC

Dated: September 3, 2013	By:	/s/ Joseph Lerman
	Name:	Joseph Lerman
	Its:	Managing Director

	By:	/s/ Joseph Lerman
Joseph Lerman

	By:	/s/ Boruch Greenberg
Boruch Greenberg

	By:	/s/ Daniel Louis Gellman
Daniel Louis Gellman